September 21, 2018

Anthony McKiernan
Chief Financial Officer
MBIA INC
1 Manhattan Road
Suite 300
Purchase, NY 10577

       Re: MBIA INC
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           File No. 001-09583

Dear Mr. McKiernan:

       We have reviewed your August 9, 2018 response to our comment letter and have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
July 31, 2018 letter.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Adjusted Book Value, page 36

1. We acknowledge your response to our prior comment one. It is not clear to us why MBIA
      Corp.'s book value whether positive or negative is excluded from adjusted book value, which results in its complete nonrecognition from the consolidated financial statements for purposes of adjusted book value. Please provide us a schedule of the assets and liabilities of MBIA corp. and why each should be excluded from adjusted book value. In
 Anthony McKiernan
MBIA INC
September 21, 2018
Page 2
         addition, regarding the schedule in your response whereby you arrive at "Adjustment in
         ABV Reconciliation," confirm to us that the purpose of the columns labelled "Less: Amounts related to MBIA Corp. " and "Less:
Intercompany Eliminations"
         is solely to be consistent with your rationale for not recognizing MBIA Corp.'s book value for purposes of adjusted book value.
       You may contact Christine Torney at 202-551-3652 or Jim Rosenberg at 202-551-3679
with any questions.



FirstName LastNameAnthony McKiernan                           Sincerely,
Comapany NameMBIA INC
                                                              Division of
Corporation Finance
September 21, 2018 Page 2                                     Office of
Healthcare & Insurance
FirstName LastName